SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, that the Eletrobras Board of Directors, at a meeting held on July 31, 2020, approved the Strategic Plan for Eletrobras Companies 2020-2035, which the content can be verified in the presentation attached to this Relevant Fact.

The previous strategic plan, 2015-2030, released through a Market Announcement of 11/27/2014, contemplated the changes resulting from Provisional Measure 579, of 9/11/2012 - converted into Law 12,783 of 01/11/2013, referring to the concessions that were extended at the time under the new conditions brought by referred law.

The impacts brought by MP 579 compromised the company's financial health in the following years, having been necessary to adopt a series of adjustment measures, based on the three strategic pillars that allowed the recovery of the company's balance: (i) Operational Excellence; (ii) Financial Discipline and (iii) Governance and Compliance.

The new Strategic Plan 2020-2035, in addition to defining a new corporate identity (Purpose, Vision and Values), establishes a set of guidelines and objectives aimed at the growth and modernization of Eletrobras and in line with the new trends in the energy sector.

Rio de Janeiro, August 01, 2020.

Elvira Cavalcanti Presta
CFO and Investor Relations Officer

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Address: Rua da Quitanda – 9th floor.
20090-070, Centro. Rio de Janeiro - RJ
Phone Number: (21) 2514-6333 / 4627

Eletrobras

ELETROBRAS STRATEGIC PLAN 2020-2035

July 2020

Strategic Plan
2020 - 2035

Eletrobras

Disclaimer

This presentation intends to show the shareholders and the market in general, the strategies and initiatives Eletrobras will pursue to achieve its Strategic Plan 2020-2035 goals. However, it is important to note that this presentation contains certain estimates. Such estimates are not statements of past or future events, but reflect our management's beliefs and expectations and may constitute uncertain approximations and projections about future events in accordance with the Securities and Exchange Commission of Brazil and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believes", "may", "estimates", "anticipates", "intends", "anticipates", "potential" and similar aim at identifying estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to, economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Brazilian Real, changes in volumes and patterns of electricity use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to power our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our Reference Form, Forms 20-Fs and other documents registered by the Brazilian Securities and Exchange Commission of Brazil (CVM) and U.S. Securities and Exchange Commission (SEC).

Therefore, the estimates and projections in this document refer only to the date in which they were expressed, with no obligation in our part to perform or update any of these measures, financial metrics or projections because of new information of future events. It is important to highlight that Eletrobras has not changed its disclosure policy and continues to not disclose projections respecting the CVM Instructions No. 480 and No. 538. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information comprised herein.

Summary

COVID-19 and its impacts on Eletrobras Strategic Plan

The COVID-19 pandemic, caused by the wide transmission of coronavirus, has profoundly impacted the economy, as well as Eletrobras companies.

Eletrobras has been following orientations from the Ministry of Health and state and city-level governments where its companies and operational units are located. Eletrobras has also created a Crisis Committee that coordinates and monitors every action related to the pandemic.

Adopted measures

- Coordinated operation with agents of the Brazilian electric sector
- Contingency Plan: mapping, monitoring and orientation of necessary actions in the generation and transmission operations
- Preservation of essential activities
- Care with its employees and collaborators in order to avoid COVID-19 transmission. 63% of its employees are currently working from home and 9% on vacation

COVID-19 and its impacts on Eletrobras Strategic Plan

APART FROM THE ATYPICAL SCENARIO, SOME RISKS AND IMPACTS MAY BE IDENTIFIED

Identified Risks and impacts

- Reduction in energy demand with magnitude still uncertain. As a result, the oversupply scenario and the postponement of new auctions prevail.
- Difficulties in the Regulated Contracting Environment (ACR), with over-contracting of distribution companies.
- Postponement of the discussion and the Brazilian Electric Sector Modernization Bill and Eletrobras privatization. However, privatization may be an alternative for economic recovery post crisis, given the future needs for infrastructure investment.

FOR THE LONG TERM (STRATEGIC PLAN 2035), IT IS EXPECTED THAT THE FOUNDATIONS USED TO DEVELOP THIS STRATEGIC PLAN, SUCH AS ELECTRIC SECTOR MAIN TRENDS AND PRE CRISIS CONDITIONS, WILL BE MAINTAINED. THEREFORE, LONG TERM STRATEGY IS STILL VALID, AS WELL AS THE PROPOSED GOALS.

1 The challenge of recent years

Eletrobras was profoundly impacted by the MP 579[1] in 2012 and had its financial health compromised in the following years. As a result, great adjustments measures were taken in the recent years, focusing on its indebtedness reduction and financial balance recovery, adjustment of real costs to regulatory costs in generation and transmission and recover of the company's balance.

In the meantime, Eletrobras reduced its investments, lost market share and payed out less dividends, lowering its shareholders financial returns.

1: Brazilian acronym for Provisional Measure.

2012-2015 – a difficult crossing

MP 579/2012 heavily impacted Eletrobras financial health. In the period 2012-2015, losses reached BRL 30 billion. Between 2011 and 2015, the company lost about 65% of its market value. The gross debt exceeded its net worth in 2015.

Net profit

BRL billion



3,7
-6,9
-6,2
-3,0
-14,9
3,5
-1,7
13,3
10,7
31 bi
2011 2012 2013 2014 2015 2016 2017 2018 2019

Market Value x Equity Value

BRL billion[1]



76,8
61,4
42,1
42,3
70,9
26,5
9,7
8,5
9,0
31,7
33,8
51,2
2011 2012 2013 2014 2015 2016 2017 2018 2019
Equity Value
Market Value

Gross Debt x Net Worth

BRL billion



61,4
24,3
43,4
44,2
42,1
42,6
55,5
51,0
70,9
46,8
2013 2014 2015 2016 2017 2018 2019
NW
GD

Sources: Chart 1: Eletrobras Financial Statements. Chart 2: Economática (market value) and Eletrobras Financial Statements (equity value). Chart 3: Investors Reports 4T14, 4T15, 4T16, 4T17, 4T18 e 4T19. The most recent values from each period were used.

2016-2019 – Recovery efforts

Strong adjustment measures were taken in order to recover Eletrobras balance, operational efficiency increase and indebtedness reduction.

The search for **Operation Efficiency**

PMSO/ Regulatory PMSO[1]



1,57
1,53
1,32
1,24
2016
2017
2018
2019

Indebtedness Reduction

Net Debt / EBITDA[2]



6,5
6,1
3,7
3,1
2,2
In September 2016, the indicator reached the mark of 8,7
2015
2016
2017
2018
2019

Notes: (1): Brazilian acronym for Personal, Materials, Services and Others. (2): EBITDA without RBSE (Brazilian acronym for Basic Network of Existing System).

Sources: Chart 1: Monitoring of PDNG 2018-22 (2016 and 2017) and PDNG 2020-24 v.17.12.19 (2018 e 2019); Chart 2: Investors Report 4T16, 4T17, 4T18 e 4T19. The most recent values from each period were used.

2016-2019 – Recovery efforts

Recovery efforts reduced Eletrobras investment capacity and its payment of dividends.

Realized investment

BRL billion[1]



11,2
11,4
10,4
8,7
5,2
4,6
3,3
2013
2014
2015
2016
2017
2018
2019

Payment of dividends[1]

Dividends per share (BRL/ share)



In 2014, 2015 and 2017, dividends were barely paid out
1,63
0,40
0,10
0,00
0,00
1,63
0,00
0,00
1,39
1,04
1,47
0,86
2013
2014
2015
2016
2017
2018
2019
PNB
ON

Notes: (1). Despite of high net profit in 2018 (BRL 13,2 billions) resulting from the loss reversal with Angra 3 (BRL 7,2 billions), payment of dividends was limited to R$ 1.3 billion due to cash limitations, causing a BRL 2,3 billion reserve of dividends.

Sources: Chart 1: Investors Report, Eletrobras. Chart 2: https://eletrobras.com/pt/ri/Paginas/Direitos.aspx; DFP 2018.

The relevance and value creation challenge

In this period, Eletrobras lost market share, with little participation in auctions, and generated less results to its shareholders. The current challenge is to elevate its investment capacity and create more value to its shareholders.

Installed electricity generation capacity (GW)



Eletrobras
Brazil
Share
117 120 126 134 141 150 158 163 170 176 178 179 187 195
36%
30%
26%
42 42 43 44 46 47 48 50 51 51 51 51 51 51
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Electricity transmission lines (thousand Km)



100 106 115 126 130 135 133 137 144 148 154 160 167 173
52%
47%
45%
39%
56 55 57 61 61 63 65 65 65 66 66 66 66 66
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Expected investment 2020-2024

BRL billion[1]

- Annual average 2020-2024: BRL **6,5 bi**
- Annual average 2020-2024, without Angra 3: BRL **3,7 bi**



5,3
1,1
4,2
6,7
2,6
4,1
7,4
3,4
4,0
6,9
3,5
3,4
6,2
3,4
2,8
2020
2021
2022
2023
2024
Corporate + Special Purpose Entity
Angra 3

Sources: Chart 1: 2011-2019: Monthly Monitoring Bulletin of the Brazilian Electric System– Dec/2019; 2020-2024: PNDG 2020-2024 and The Ten-Year Energy Expansion Plan 2029
Chart 2: PDNG 2020-2024.

2 Probable futures: in which environment will we operate?

Decarbonization, alternative energy sources, distributed generation, technological disruption, accelerated digitalization. Those and other trends from the electric sector will call for adjustments in Brazilian sectorial model.

Possibilities from those adjustments, combined with Brazil economical evolution and its electricity demand outspread, generate four scenarios for the Brazilian electric sector.

Two of them, which point out to a broad modernization of the regulatory framework, refer to Eletrobras strategy for the next 16 years.

The Ds of the electric sector

DECARBONIZATION

is the challenge! Energy generation with lower GHG emissions

DIVERSIFICATION

of the electrical matrix, with more alternative energy sources

DECENTRALIZATION

of the energy generation, with distributed generation on site or close to the consuming unit

DIGITALIZATION

big data and automation with large impacts on energy efficiency and costs reduction

DISRUPTION

in technology, business models and smart electricity consumption

Electric sector trends


Transformation in the electric sector, requiring adjustments in the industry model
Expansion of electrical energy demand
Multiplying and repositioning market players
Change in the Electric Matrix profile
Expansion of distributed generation
ELECTRIC SECTOR TRENDS
Expansion and increasing complexity of the electrical energy transmission system
Acceleration of technological change
Systemic gains due to energy efficiency
Reduction in the cost of crucial inputs

Scenarios for the Brazilian electric sector in 2020-2035

Given the uncertainties of the environment, the long-term strategy needs to be robust to navigate, especially between **scenarios 1 and 2**


BRAZIL'S ECONOMIC EVOLUTION
STRONG AND SUSTAINED GROWTH
AMPLITUDE OF TRANSFORMATIONS IN THE BRAZILIAN ELECTRICITY SECTOR MODEL
3
GROWTH AND COMPETITION WITH REGULATED ADAPTATIONS
1
HIGH INTENSITY GROWTH AND COMPETITION
ADJUSTMENTS IN THE CURRENT MODEL
NEW MODEL
4
LOW DYNAMISM AND INERTIAL GROWTH
2
MODERATE COMPETITION IN A LOW GROWTH MARKET
ANEMIC AND INTERMITTENT GROWTH

Reference scenarios 2020-2035

Scenarios main characteristics
1 – Growth and competition in high intensity – and 2 – Moderate competition in a low growth market

Comprehensive modernization of the regulatory framework

Expansion of electricity demand, varying from tendential to large, induced by the market (private, foreign and diversified capital)

Decentralized risk management, with risks being gradually allocated in the value chain, creation and maturing of hedge mechanisms in the long term (energy exchange, derivatives, etc.)

Consolidation and structuring of traders and maturation of the market, with progressive reduction of speculative spaces

Matrix diversification: strong increase in renewables and use of pre-salt gas in the electricity generation

High-quality business environment, legal certainty and **medium to high attractiveness for investors**

3 Our competitive advantages

Leadership in electricity generation and transmission, presence throughout the Brazilian territory and an electrical matrix formed by 96% clean energy constitute a solid foundation to strengthen, with efficiency gains, Eletrobras strategic positioning and results generation.

Leadership in electricity generation and transmission

GENERATION

51.143 MW

installed electricity generation capacity in 2019

30,1%

Brazilian installed electricity generation capacity

96%

Clean energy capacity*

Generation of

185.025 GWh in 2019

Fonte: Eletrobras, 2019. * Includes renewables and nuclear.

TRANSMISSION

71,154 thousand km

transmission lines in 2019

45,2%

Brazilian National Interconnected System transmission lines

G&T Assets

ROBUST PORTFOLIO

125 Operating power plants in 2019[1]

58 corporate, **67** SPEs

92% renewables



4%
4%
2%
0,002% - Solar
90%
Hydroelectric
Thermal
Nuclear
Wind
Solar

64,1 thousand km
Corporate and corporate in O&M regime

7,0 thousand
Transmission lines in SPEs



8%
12%
78%
Corporate
Corporate in O&M regime
SPE Eletrobras participation

Fonte: Eletrobras, 2019

Presence throughout the Brazilian territory

CAPILLARITY

Eletrobras companies' operating plants in Brazil on 12/31/2019 | Map 1


Legenda
Wind
SPE wind
Thermal
Hydroelectric
SPE Hydroelectric
Hydro Shared Property
Nuclear
Solar

Localization of electricity transmission lines in Brazil | Map 2


Existing
Future
Eletrobras companies
Eletrobras companies with partnerships
Others from Eletrobras

Source: Administration Report 2019. Eletrobras.

Advances in Eletrobras Companies' integrated management

ERP SAP DEPLOYMENT PROGRAM

The deployment of ERP, realized in stages, contemplated the following companies

2018	2019	2020
Eletrobras Holding Cepel Eletropar Furnas	+ Amazonas GT Chesf CGTEE Eletrosul Eletronuclear	+ Eletronorte

Verified savings in 2018: **BRL 180** million

and in 2019: **BRL 76** million

SHARED SERVICES CENTER DEPLOYMENT

The deployment of Shared Services Center (SSC), completed in 2019, centralizes Eletrobras Companies' transnational and support activities in various processes:

- Finances
- IT
- Accounting
- Legal
- Human Resources
- Logistics and infrastructure
- Purchasing
- General Services

Verified savings in 2019: **BRL 374,5** million

Fonte: Eletrobras, Sustainability Reports 2018 e 2019.

4 Our essence and what we look for

Aware of the challenges to be overcome and its strengths, Eletrobras renews its essence – based on the compromise with sustainable development of society, ethics and respect for people and life.

An innovative, clean energy company, recognized for excellence and sustainability. A company that operates with high performance standards, having as goal value creation for its investors and other stakeholders.

Business identity

Purpose

We put all our energy into the sustainable development of society

Values

We are guided by:

- Respect for people and life
- Ethics and transparency
- Excellence
- Innovation
- Collaboration and recognition

Business identity

Values

We are guided by and are committed to:

- **Respect for people and life:** Respecting differences, diversity, individual and collective rights, and life in all its forms, with security and equity.
- **Ethics and transparency:** Being straightforward and honest, loyal to our commitments, aware of our responsibilities and transparent in our actions and results at all times.
- **Excellence:** Pursuing excellence, the quality of resource allocation, the discipline of execution, the culture of high performance and the generation of value for our stakeholders.
- **Innovation:** Stimulating the culture of innovation to create new ideas and solutions capable of impacting the future of energy and its applications in the organization.
- **Collaboration and recognition:** Valuing merit, commitment, collaboration and continuous learning, establishing conditions that promote personal and professional development with the consequent expansion of competitiveness.

Vision

To be an innovative, clean energy company, recognized for excellence and sustainability.

Indicators to be monitored

Clean energy	» % Clean energy: renewables + nuclear » % de Renewables
Excellence and economical sustainability	» Return on Equity - ROE (Net Income/Shareholder equity) » Assets Value - (US$ BI)
Environmental sustainability	» % Clean energy: renewables + nuclear » GHG Emissions (TonCO2/TWh)
Social sustainability	» # Direct and indirect jobs generated » # People served by social projects

Vision

"To be an innovative, clean energy company, recognized for excellence and sustainability."

CLEAN ENERGY AND ENVIRONMENTAL SUSTAINABILITY[1]

Clean energy (GW and %) - 2018



(1) CTG 123 99%
(2) EDF 105 83%
(3) Engie 103 89%
(4) Eletrobras 48 96%
(5) Hydro Québec 37 37; 100%
(6) Iberdrola 35 35; 68%
(7) Rus Hydro 31 31; 78%
(8) Ontario Power 15 15; 90%
GW

Renewables (GW and %) - 2018



(1) CTG 123 99%
(2) Engie 103 89%
(3) Eletrobras 46 92%
(4) ENEL 39 46%
(5) Hydro Québec 37 100%
(6) Iberdrola 32 62%
(7) Rus Hydro 31 78%
GW

GHG Emissions (TonCO²/TWh) - 2018



(1) Rus Hydro 5
(2) KEPCO 652
(3) Hydro Quebec 1.336
(4) COPEL 20.055
(5) Eletrobras 32.939
(6) CPFL 95.100
(7) Cemig 102.231
(8) EDF 147.000

EXCELLENCE AND ECONOMICAL SUSTAINABILITY[2]

Profitability (ROE) - 2018



(1) Engie Brasil 36,6
(2) Eletrobras 23,8
(3) Taesa 23,4
(4) Energisa 19,5
(5) AES Tiete E 18,9
(6) Equatorial 17,7
(7) CPFL Energia 17,3

Assets value (US$ Bi) - 2018



(1) State Grid 522
(2) EDF 314
(3) ENEL 183
(4) Engie 170
(5) KEPCO 155
(6) Duke Energy 145
(7) Iberdrola 125
(22) Eletrobras 42

Fonte: (1) Companies website, accessed between 01/31/20 and 01/10/20; PRAE; Macroplan. Observations: Hydro Québec (2015); CTG (2017); Eletrobras (2019); Rus Hydro (2019); KEPCO (approximated value). (2) Economática. (3) S&P Capital IQ (www.capitaliq.com), accessed on 01/31/20; Macroplan.

2020-2035 – ELETROBRAS STRATEGIC TRANSFORMATION

The challenge we expect to overcome with this strategic plan.


Investment capacity
Lean and agile management
High performance culture
Value creation
More competitiveness, less costs
Where we are
Active risk management
Digital organization

Where do we want to get

Vision

To be an innovative, clean energy company, recognized for excellence and sustainability.

Strategy 2020-2035

Strategy and stakeholders


VISION
To be an innovative, clean energy company, recognized for excellence and sustainability.
PURPOSE
We put all our energy into the sustainable development of society
BUSINESS AND PERFORMANCE GUIDELINES
Value and investment
New businesses
G&T efficiency
Commerci alization
G&T expansion
MANAGEMENT GUIDELINES
Culture and people
Management
Governance
Innovation and digital transformation
VALUES
Respect for people and life
Ethics and transparency
Excellence
Innovation
Collaboration and recognition

Investors, shareholders and market analysts

Clients

Government, parliamentarians and regulatory bodies

Press and opinion leaders

Community

Society

Partners, sponsors and suppliers

Workforce and relatives

Strategic Map 2020-2035

Purpose

We put all our energy into the sustainable development of society

Values

- Respect for people and life
- Ethics and transparency
- Excellence
- Innovation
- Collaboration and recognition

Vision

To be an innovative, clean energy company, recognized for excellence and sustainability.

Business and performance guidelines	Strategic objectives
Multiply value creation and expand the company's investment capacity	Optimize the capital structure of the Eletrobras group Increase the Company's investment capacity
Create value by increasing the efficiency of G&T assets	Optimize the economic-financial performance of G&T assets Achieve high levels of reliability of G&T assets Increase regulatory effectiveness with active action with the regulator
Consolidate leadership in G&T, focusing on clean energy	Expand generation, prioritizing clean energy and gas thermal opportunities Expand transmission, focusing on value creation
Achieve leadership in trading, with attractive margins and risk management efficiency	Diversify the customer portfolio, expanding operations in energy retail Develop the energy trading segment
Invest in new businesses, focused on energy, participating in the consolidation of the sector (M&A	Increase revenue from services sales, data transmission and other synergistic opportunities

Management guidelines	Strategic objectives
Develop a high-performance culture and excellence in people management, with meritocracy	Value meritocracy with a system of incentives and consequences Develop leadership, teamwork and knowledge management to sustain the company's critical competencies Ensure employee safety and satisfaction
Achieve excellence in Governance, Risk Management and Internal Controls	Acquire and develop robust risk management competence Achieve and maintain standards of corporate governance and business integrity in accordance with international benchmarks Promote active institutional articulation and transparency in the relationship with stakeholders
Focus the company's management on value creation and competitiveness increase	Strengthen execution discipline, with agility and optimization of resources
Take a leading role in innovation and promote the digital transformation of business and management processes	Accelerate the digitization and automation of business and management processes Invest in research and innovation, creating an innovative ecosystem based on internal capabilities and partnership with startups

Strategic Guidelines 2020-2035

Guideline	Description	Indicators
BUSINESS PERFORMANCE		**INDICATORS**
VALUE AND INVESTMENT	Increase value generation and expand the company's investment capacity	**MARKET VALUE:** Enterprise Value / EBITDA
BUSINESS		
G&T EFFICIENCY	Create value by increasing the efficiency of G&T assets	**AVAILABILITY:** DISPGR, DISPOLT / **EFFICIENCY:** PMSO/PMSO Reg.
G&T EXPANSION	Consolidate leadership in G&T, focusing on clean energy	**G&T EXPANSION:** Installed capacity and G&T Market share
COMMERCIALIZATION	Achieve leadership in commercialization, with high margin and risk management efficiency	**MARGINS**: Margin in relation to the reference price
NEW BUSINESSES	Invest in new businesses, focused on clean energy, participating in the consolidation of the sector (M&A)	**REVENUE:** New businesses revenue/ Total revenue (%)
GOVERNANCE, MANAGEMENT AND CRITICAL COMPETENCES		
CULTURE AND PEOPLE	Develop a high-performance culture and excellence in people management, with meritocracy	**SAFETY:** Accident Frequency Rate / **PEOPLE**: Employee Satisfaction Index and Training Hours/ Number of employees
GOVERNANCE	Achieve excellence in Governance, Risk Management and Internal Controls (GRC)	**GOVERNANCE:** ELB position on B3 list
MANAGEMENT	Focus the company's management on generating value and increasing competitiveness	**PRODUCTIVITY:** Operating result/ employee
INNOVATION AND DIGITAL TRANSFORMATION	Take a leading role in innovation and promote the digital transformation of business and management processes	**INNOVATION:** R&D+I Investment / NOR (%)

Generation and Transmission Investment

INVESTMENT UNDER THE NO PRIVATIZATION SCENARIO	INVESTMENT UNDER THE PRIVATIZATION SCENARIO
Considering the maintenance of the quota regime for plants extended by Law 12.783 / 2013 Maintaining the Company's financial discipline with the Net Debt / EBITDA indicator <2.5	Considering the decotization of the plants extended by Law 12,783 / 2013 and the signing of new electricity generation concession contracts from an independent producer, it would generate an increase in the Company's EBITDA. Maintaining the Company's financial discipline with the Net Debt / EBITDA indicator <2.5

Total investment in G&T expansion[1]

Total 2020-2035: **BRL 95,3** billion

Per year: **BRL 6,0** billion

Total investment in G&T expansion

Total 2020-2035: **BRL 201,9** billion

Per year: **BRL 12,6** billion

Notes: 1: Includes Angra 3.

5 Prioritized sustainable development goals

Sustainability is in Eletrobras essence, in the electrical energy it produces and in its way of making business.

Aligned with the Sustainable Development goals, Eletrobras has actions related to all of them, but prioritizes nine with projects linked to its business or its commitment to society.


SOCIAL
ENVIRONMENTAL
FINANCIAL AND ECONOMICAL
SUSTAINABILITY
VISION
To be an innovative, clean energy company, recognized for excellence and sustainability.
PURPOSE
We put all our energy into the sustainable development of society
BUSINESS AND PERFORMANCE GUIDELINES
Value and investment
New businesses
G&T efficiency
Commerci alization
G&T expansion
MANAGEMENT GUIDELINES
Culture and people
Management
Governance
Innovation and digital transformation
VALUES
Respect for people and life
Ethics and transparency
Excellence
Innovation
Collaboration and recognition

Sustainability is our business model, which permeates and encompasses the entire Eletrobras Strategy.

SDGs prioritized by Eletrobras


7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
15 LIFE ON LAND

Eletrobras